Exhibit 23.1

Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

We have issued our reports dated July 27, 2007, accompanying the consolidated financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS 123R effective June 1, 2006) and schedule and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Immucor, Inc. on Form 10-K for the year ended May 31, 2007.  We hereby consent to the incorporation by reference of said reports in the Registration Statements of Immucor, Inc. on Forms S-8 (file numbers 333-131399, 33-41406, 33-49882, 033-62097, 333-90552, 333-109210, and 333-131902).

/s/ Grant Thornton LLP
Atlanta, Georgia
July 27, 2007